NovaMed, Inc.
333 West Wacker Drive
[NovaMed letterhead]	Suite 1010
Chicago, Illinois 60606

	Telelphone:	312-664-4100
	Facsimile:	312-664-4250

November 16, 2010

Correspondence Filed Via Edgar

Mr. Ryan Milne

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:            NovaMed, Inc.
SEC Staff Comment Letter dated November 3, 2010

Dear Mr. Milne:

The comment letter referenced above requests a response from NovaMed, Inc. within 10 business days or to otherwise convey to you when a response will be provided.  As our Corporate Controller discussed with you, we are requesting a 10 business day extension since some of the key personnel involved in preparing our response have been out of the office at various times during the past few days.  The requested extension will provide us with adequate time for the preparation of our response.

The purpose of this letter is to formally request an extension of the deadline for filing our response to December 2, 2010.  We appreciate your consideration of our request.  Please contact me at your earliest convenience by phone (312-780-3234) or by email (smacomber@novamed.com) to let me know if our request is acceptable to you.

Sincerely,

/s/ Scott T. Macomber
Scott T. Macomber
Executive Vice President and Chief Financial Officer